Filed by Federated Department Stores, Inc.
Commission File No. 001-13536
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The May Department Stores Company
Commission File No. 001-00079

Federated Department Stores, Inc.

May 26, 2005

To: All Federated Associates

From: Terry Lundgren

As we enter the second quarter of fiscal 2005, I wanted to take this opportunity to update you on our business, as well as to bring you up to date on the planned May merger.

Our business remains strong as demonstrated by our earnings and sales announcements earlier this month. I had encouraged all of you to stay focused on our priorities and goals for 2005 and to date we are seeing the benefits of all of your hard work and commitment.

To me, this says two things very clearly:

•	First, teams do win! Working together across the company, we are making solid progress in implementing our four priorities – differentiated and better-edited assortments, simplified pricing, improving the shopping experience and more focused and effective marketing. And it shows in our results.

•	Secondly, our people – YOU – are the cornerstone of our success. This is true in any successful company, but at Federated it has been proven time and time again – and at no time more clearly than in these months following the announcement of our impending merger with May Co.

As we move through the next steps of the pre-merger process, we wanted to share some thoughts with you about what we expect to occur in the weeks and months ahead. This also has been done with May employees, so that there is a mutual understanding of the process.

The merger currently is undergoing review by the Federal Trade Commission and the Securities and Exchange Commission. Following the SEC’s review, there will be separate meetings of both Federated and May shareholders to vote on approval of the merger. We expect the review by the FTC to continue awhile longer.

Based on our anticipated timeframe for these events to occur, we believe the transaction will be concluded sometime during the third fiscal quarter of this year. Until then, of course, Federated and May continue to be separate companies, independently operated.

Meanwhile, the process of determining the future structure of the business is just beginning. A Transition Team of executives from both companies has been appointed, and in the weeks ahead this team will be meeting to review resources and determine the specific business needs of the combined company. In any case, Federated has committed to May Co. that there will be no workforce reductions or job eliminations related to the merger prior to March 1, 2006. Our intent in doing so is to reassure May employees that it will be business as usual for them for at least the next 10 months, enabling them to focus without unnecessary distraction on running a successful business.

The same emphasis on running a successful business also needs to be our focus here at Federated during the months ahead, especially as we approach the important back-to-school and holiday seasons. We need to avoid distractions and concentrate on executing our business plans across all areas of the company. I look to each of you to ensure that this is accomplished.

We are off to a strong start! With your support, I am confident 2005 will be a year of exceptional progress and success for Federated.

Thank you.

Sincerely,

PS – We are committed to communicating openly with all associates, so please be sure that this update is shared with everyone in your organization in a timely manner.

* * *

FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Federated and May, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Federated and May’s management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements contained in this document because of a variety of factors, including: the failure of Federated and May stockholders to approve the transaction; a significant change in the timing of, or the imposition of any government conditions or legal impediments to, the closing of the proposed transaction; the risks that the businesses will not be integrated successfully; the extent and timing of the ability to obtain revenue enhancements, cost savings and other synergies following the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs associated with the renovation and conversion of stores, manufacturer’s outlets, off-price and discount stores; general consumer spending levels, including the impact of the availability and level of consumer debt; and the effects of weather. Additional factors that may affect the future results of Federated and May are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.fds.com and www.maycompany.com, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Federated has filed a registration statement on Form S-4 with the SEC (Registration No. 333-123667) on March 30, 2005, containing a preliminary joint proxy statement/prospectus, and Amendment Nos. 1, 2 and 3 to the registration statement on May 10, 2005, May 24, 2005, and May 26, 2005, respectively. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the registration statement and joint proxy statement/prospectus (when available) as well as other filed documents containing information about Federated and May at the SEC’s website (www.sec.gov). Free copies of Federated’s SEC filings are also available on Federated’s website at www.fds.com, or by request to Office of the Secretary, Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, OH 45202. Free copies of May’s SEC filings are also available on May’s website at www.maycompany.com, or by request to Corporate Communications, The May Department Stores Company, 611 Olive Street, St. Louis, MO 63101-1799.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Federated, May and their respective officers and directors and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from Federated or May’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Federated is available in its proxy statement filed by Federated with the SEC on April 15, 2004. Information regarding the officers and directors of May is available in its proxy statement filed by May with the SEC on April 22, 2004. More detailed information regarding the identity of potential participants and their direct and indirect interests in the solicitation, by security holdings or otherwise, is set forth in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction.